Exhibit 99.3

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Franco-Nevada’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2013. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Franco-Nevada’s management’s assessment, Franco-Nevada’s internal control over financial reporting is effective as at December 31, 2013.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2013 has been audited by PricewaterhouseCoopers LLP, Independent Auditors, as stated in their report which is located within Exhibit 99.3 of Franco-Nevada’s Form 40-F.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive officer	Chief Financial officer

March 19, 2014

Independent Auditor’s Report

To the Shareholders of Franco-Nevada Corporation

We have completed integrated audits of Franco-Nevada Corporation’s 2013 and 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Franco-Nevada Corporation which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of income and comprehensive income (loss), cash flows and changes in shareholders’ equity for the years then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Franco-Nevada Corporation as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Franco-Nevada Corporation’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Franco-Nevada Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March 19, 2014

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	December 31, 2013	December 31, 2012

ASSETS
Cash and cash equivalents (Note 5)	$770.0	$631.7
Short-term investments (Note 6)	18.0	148.2
Receivables	78.0	83.4
Prepaid expenses and other	46.3	15.9
Current assets	912.3	879.2

Royalty, stream and working interests, net (Note 7)	2,050.2	2,223.6
Investments (Note 6)	38.2	108.4
Deferred income tax assets (Note 15)	15.8	8.7
Other	28.4	24.0

Total assets	$3,044.9	$3,243.9

LIABILITIES
Accounts payable and accrued liabilities (Note 8)	46.1	$44.0
Current income tax liabilities	5.0	12.8
Current liabilities	51.1	56.8

Deferred income tax liabilities (Note 15)	30.0	38.0
Total liabilities	81.1	94.8

SHAREHOLDERS’ EQUITY (Note 16)
Common shares	3,133.0	3,116.7
Contributed surplus	45.8	47.2
Deficit	(212.5)	(120.6)
Accumulated other comprehensive income (loss)	(2.5)	105.8
Total shareholders’ equity	2,963.8	3,149.1

Total liabilities and shareholders’ equity	$3,044.9	$3,243.9

Commitments (Note 18)

Subsequent events (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 19, 2014.

Pierre Lassonde	Randall Oliphant
Director	Director

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars, except per share amounts)

	For the years ended December 31,
	2013	2012

Revenue (Note 12)	$400.9	$427.0

Costs and expenses
Costs of sales (Note 13)	60.2	59.2
Depletion and depreciation	129.3	126.7
Impairment of investments (Note 6)	30.7	8.6
Impairment of royalty, stream and working interests (Note 7(c))	112.9	74.1
Corporate administration (Note 14 and 16)	15.2	17.4
Business development	3.0	2.6
	351.3	288.6

Operating income	49.6	138.4

Foreign exchange gain (loss) and other income (expenses)	(17.2)	8.0

Income before finance items and income taxes	32.4	146.4

Finance items
Finance income	3.5	9.6
Finance expenses (Note 11)	(1.9)	(1.1)
Net income before income taxes	$34.0	$154.9

Income tax expense (Note 15)	22.3	52.3

Net income	$11.7	$102.6

Other comprehensive income (loss):
Items that may be classified subsequently to profit and loss:
Unrealized change in market value of available-for-sale investments, net of an income tax recovery of $3.0 (2012 - income tax expense of $2.6) (Note 6)	(26.0)	7.5
Realized change in market value of available-for-sale investments (Note 6)	6.5	8.6
Currency translation adjustment	(88.8)	23.1
Other comprehensive income (loss) for the year	(108.3)	39.2

Total comprehensive income (loss) for the year	$(96.6)	$141.8

Basic earnings per share (Note 17)	$0.08	$0.72
Diluted earnings per share (Note 17)	$0.08	$0.71

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the years ended December 31,
	2013	2012
Cash flows from operating activities
Net income	$11.7	$102.6
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depletion and depreciation	129.3	126.7
Impairment of royalty, stream and working interests (Note 7(c))	112.9	74.1
Impairment of investments (Note 6)	30.7	8.6
Mark-to-market on warrants	11.5	(8.2)
Other non-cash items	1.6	0.2
Deferred income tax expense (Note 15)	(12.6)	14.0
Share-based payments (Note 16(c) and (f))	4.6	2.9
Unrealized foreign exchange loss	3.1	0.1

Changes in non-cash assets and liabilities:
(Increase) decrease in receivables	5.4	(4.3)
(Increase) in prepaid expenses and other	(43.0)	(14.0)
Increase (decrease) in accounts payable and accrued liabilities	(5.8)	3.6
Net cash provided by operating activities	249.4	306.3

Cash flows from investing activities
Proceeds on sale of short-term investments	253.4	318.4
Acquisition of investments	(124.6)	(468.6)
Acquisition of interests in mineral and oil & gas properties	(134.8)	(493.2)
Acquisition of oil & gas well equipment	(6.1)	(15.9)
Acquisition of property and equipment	(1.3)	—
Proceeds from sale of gold bullion	12.0	—
Net cash used in investing activities	(1.4)	(659.3)

Cash flows from financing activities
Credit facility amendment costs	(1.5)	—
Payment of dividends	(101.8)	(77.9)
Proceeds from exercise of warrants	2.3	241.3
Proceeds from exercise of stock options	7.0	16.6
Net cash (used in) provided by financing activities	(94.0)	180.0
Effect of exchange rate changes on cash and cash equivalents	(15.7)	10.6
Net increase (decrease) in cash and cash equivalents	138.3	(162.4)
Cash and cash equivalents at beginning of year	631.7	794.1
Cash and cash equivalents at end of year	$770.0	$631.7

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the year	$1.2	$0.6
Income taxes paid during the year	$47.0	$46.4

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

	Share capital	Contributed	Accumulated other comprehensive
	(Note 16)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2013	3,116.7	47.2	105.8	(120.6)	3,149.1
Net income	—	—	—	11.7	11.7
Other comprehensive loss	—	—	(108.3)	—	(108.3)
Total comprehensive loss	—	—	—	—	(96.6)
Exercise of stock options	9.0	(2.0)	—	—	7.0
Exercise of warrants	3.3	(1.0)	—	—	2.3
Share-based payments	—	4.6	—	—	4.6
Vesting of restricted share units	1.4	(1.4)	—	—	—
Expiry of warrants	—	(1.6)	—	—	(1.6)
Dividend investment plan	2.6	—	—	—	2.6
Dividends declared	—	—	—	(103.6)	(103.6)
Balance at December 31, 2013	3,133.0	45.8	(2.5)	(212.5)	2,963.8

Balance at January 1, 2012	2,803.6	99.5	66.6	(135.5)	2,834.2
Net income	—	—	—	102.6	102.6
Other comprehensive income	—	—	39.2	—	39.2
Total comprehensive income	—	—	—	—	141.8
Exercise of stock options	21.8	(5.1)	—	—	16.7
Share-based payments	—	2.9	—	—	2.9
Exercise of warrants	289.6	(48.3)	—	—	241.3
Vesting of restricted share units	1.8	(1.8)	—	—	—
Adjustment to finance costs	(0.1)	—	—	—	(0.1)
Dividends declared	—	—	—	(87.7)	(87.7)
Balance at December 31, 2012	3,116.7	47.2	105.8	(120.6)	3,149.1

The accompanying notes are an intergral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico and South Africa. The portfolio includes over 370 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant Accounting Policies

(a)             Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for available-for-sale financial assets and derivatives which are measured at fair value through profit and loss. IFRS comprise IFRSs, International Accounting Standards (“IAS”s) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s) and the former Standing Interpretations Committee (“SIC”s).  These consolidated financial statements were approved for issuance by the Board of Directors on March 19, 2014.

(b)             Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)        Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement in the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e. existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2013 were as follows:

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%
Franco-Nevada Idaho Corporation	Delaware	100%

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

(ii)    Joint arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in any JO, we would recognize our share of any assets, liabilities, revenues and expenses of the JO.

A JV is a joint arrangement whereby parties that have joint control of the arrangement have rights to the net assets of the JV. Any investment in a JV would be accounted for using the equity method.

The Company participates in joint operations with respect to certain of its oil & gas interests but does not have joint control. The Company’s share of the assets, liabilities, revenues and expenses of the joint operation are recognized in the statements of financial position and statements of income and comprehensive income (loss).

(iii)  Investment in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results in accordance with the equity method. Subsequent to the acquisition date, the Company’s share of profits or losses of associates is recognized in the consolidated statement of income (loss) and comprehensive income (loss) and its share of other comprehensive income (loss) of associates is included in the other comprehensive income account.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income and comprehensive income (loss).

The Company assesses at each period-end whether there is any objective evidence that interests in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less cost of disposal and value in use) and charged to the consolidated statement of income and comprehensive income (loss).

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

The Company currently has no investments in associates.

(c)              Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiary on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income (loss).

When a subsidiary is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income.  If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized in the statement of financial position at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of income and comprehensive income (loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income (loss).  Acquisition costs are expensed.

(d)             Currency translation

(i)            Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)           Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated balance sheet are recognized in net income. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

•                     assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;

•                     income and expenses for each subsidiary are translated at the average exchange rates during the period; and

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

•             all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).

(e)              Mineral, stream and oil & gas interests

Mineral, stream and oil & gas interests consist of acquired royalty and stream interests in producing, advanced/development and exploration stage properties. Mineral, stream and oil & gas interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The cost of mineral, stream and oil & gas interests was determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration.

Producing mineral and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral or stream properties. Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. Management relies on public disclosures for information on proven and probable reserves from the operators of the producing mineral and stream interests. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing mineral or stream interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of these acquired resources and exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the mineral and stream properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Mineral, stream and oil & gas interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage mineral, stream and oil & gas interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advanced minimum payment received.

(f)                Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to the respective asset.

Capitalized costs are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the estimated barrels of oil equivalent used in proved and probable reserves.

(g)            Impairment of non-financial assets

Mineral, stream, oil & gas and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, oil & gas or working interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. The future cash flow expected is derived using estimates of proven and probable reserves and information regarding the mineral, stream and oil & gas properties, respectively, that could affect the future recoverability of the Company’s interests.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets.  Impairment losses first reduce the carrying value of any goodwill allocated to that CGU. Any remaining impairment loss is charged to the mineral, stream or oil & gas interest or working interest. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount.

(h)              Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payables and accrued liabilities and investments, including equity investments, convertible debentures, warrants, short-term treasury bills, term deposits and bonds. Financial instruments are recognized initially at fair value.

(i)        Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.  Cash and cash equivalents are classified as available-for-sale and measured at fair value.

(ii)     Receivables

Receivables, other than those related to agreements with provisional pricing mechanisms, are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income and comprehensive income (loss).

(iii)  Investments

Investments comprise equity interests in publicly-traded and privately-held entities and marketable securities with original maturities at the date of the purchase of more than three months.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in the consolidated statement of income and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included as gain (loss) on the sale of investments or impairment of investments in the statement of income and comprehensive income (loss).

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is recorded at cost.

Debt instruments denominated in a currency other than an entity’s functional currency are measured at fair value with any changes from foreign exchange fluctuations being recognized in net income. Translation differences on equity securities classified as available-for-sale, are included in other comprehensive income (loss).

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Derivative investments, such as warrants, are classified as fair value through profit and loss and are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, derivatives are measured at fair value and changes in fair value are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Convertible debentures are classified as loans and receivables and recorded at amortized cost.

(iv)       Financial liabilities

Financial liabilities, including accounts payable and accrued liabilities, are classified as loans and receivables and measured at amortized cost using the effective interest method.

(v)    Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities classified as available-for-sale, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. If such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, is removed from accumulated other comprehensive income (loss) and recognized as an impairment on investments in the statement of income. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of a financial asset measured at cost is calculated as the difference between its carrying amount and an estimate of the value of the per ounce or per pound of the remaining reserve/resource.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income. Impairment losses booked on debt instruments classified as available-for-sale are reversed in subsequent periods if the fair value of the debt instruments increase and the increase can be objectively related to an event occurring after the impairment loss was recognized in the statement of income. For equity instruments classified as available-for-sale financial assets, impairment losses are not reversed.

(i)                 Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Dividend income from investments is recognized when the shareholders’ rights to receive payment have been established, which is normally when the dividends are declared.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

(j)                 Gold bullion sales

Gold bullion is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, we record gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes to the purchaser.

(k)               Oil & gas sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil & gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(l)                 Costs of sales

Costs of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company’s share of the gross costs for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold when purchased.

(m)            Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated statement of income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

(n)              Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected vesting period with a corresponding entry to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(o)             Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the period from the grant date to settlement date. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income (loss).

(p)             Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable vesting period, with a corresponding increase in contributed surplus. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

(q)             Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segment.

(r)               Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New Standards Adopted During the Year

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1, Presentation of Financial Statements

IAS 1 was amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The statement of income and other comprehensive income (loss) has been updated to reflect IAS 1.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation — Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. We conducted our review of all our wholly-owned entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any change in the accounting treatment of these working interests.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements, and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). The adoption of IFRS 12 resulted in incremental disclosures in our annual consolidated financial statements as disclosed in Note 2b — Significant Accounting Policies.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. We have added additional disclosures on fair value measurement in Note 9 — Fair Value Measurements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9, Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added on October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss) rather than the statement of income.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including adding disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments.  In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in the entity’s own credit risk, from financial liabilities designated under a fair value option, in other comprehensive income (loss) (without having to adopt the remainder of IFRS 9). In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements.

The Company is currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the impact of early adoption.

IFRIC 21, Levies

In May 2013, the IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligation event is that gives rise to pay a levy and when a liability should be recognized.

This interpretation is required to be applied for accounting periods beginning on or after January 1, 2014, with earlier adoption permitted. The Company is currently assessing the impact of adopting IFRS 21 on our consolidated financial statements, including the impact of early adoption.

Note 3 — Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Proven and Probable Reserves

Determination of proven and probable reserves by the operators and the Company associated with the Company’s royalty, stream and working interests impact the measurement of the respective assets. The use of estimated reserve and resource prices and operators’ estimates of proven and probable reserves, production costs (including capital, operating and reclamation costs) related to the Company’s royalty and stream interests are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty, stream and working interests and the assessment of the recoverability of the carrying value of royalty, stream and working interests.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Impairment of Non-Current Assets

Assessment of impairment of royalty, stream, working interests and investments measured at cost requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream, working interests and/or investments measured at cost. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value (“NAV”) multiples, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

Purchase Price Allocation

The assessment of whether an acquisition meets the definition of a business, or where the assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Note 4 — Acquisitions and transactions

(a)                                 Barrick Portfolio

On November 4, 2013, the Company completed its acquisition of a portfolio of approximately 20 royalties from Barrick Gold Corporation for $20.9 million in cash.

(b)                                 Kirkland Lake

On October 31, 2013, the Company acquired a 2.5% net smelter return royalty (“NSR”) on Kirkland Lake Gold Inc.’s (“Kirkland Lake”) properties for $50.0 million in cash. Kirkland Lake retained an option to buy-back 1% of the NSR for $36.0 million (less the royalty proceeds attributable to the buy-back portion of the NSR that have been paid to Franco-Nevada prior to the date of the buy-back).

(c)                                  Sissingue Royalty

On May 29, 2013, the Company acquired a 0.5% NSR on certain tenements that comprise the Sissingue gold project located in Cote d’Ivoire and operated by Perseus Mining Limited, for Australian $2.0 million in cash.

(d)                                 Brucejack Royalty

On May 13, 2013, the Company acquired an existing 1.2% NSR on Pretium Resources Inc.’s Brucejack gold project located in British Columbia for $45.0 million in cash. The NSR becomes payable following the production of approximately 0.5 million ounces of gold and 17.9 million ounces of silver from the project.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

(e)                                  Golden Meadows Royalty

On May 9, 2013, the Company acquired a new 1.7% NSR on Midas Gold Corp.’s (“Midas”) Golden Meadows gold project located in Idaho for $15.0 million in cash subject to an option by Midas to re-acquire one-third of the royalty for $9.0 million.  Under the terms of the acquisition, Franco-Nevada also subscribed for 2,000,000 Midas warrants which are exerciseable into Midas common shares with each warrant having an exercise price of C$1.23 and a ten-year term. The warrants have a forced conversion provision whereby should the volume weighted average trading price of Midas’ common shares be equal to or greater than C$3.23 per share for a 30-day period, Midas may force the holder to exercise the warrants.

(f)                                    Weyburn Net Royalty Interest

On November 13, 2012, the Company acquired a 11.7% net royalty interest (“NRI”) in the Weyburn Unit (the “Weyburn Unit”) from Penn West Petroleum Ltd. and Penn West Petroleum. Franco-Nevada paid C$400 million in cash, prior to minor closing adjustments, for the NRI and the acquisition had an effective date of October 1, 2012.

(g)         Cobre Panama Precious Metals Stream

On August 20, 2012, the Company announced the acquisition of a precious metals stream on Inmet Mining Corporation’s (“Inmet”) 80% interest in the Cobre Panama copper project in Panama (“Cobre Panama”). Franco-Nevada has committed to fund a $1.0 billion deposit for development of the Cobre Panama project, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for the project has exceeded $1.0 billion (Inment, now First Quantum, owns 80% of the project). Inmet was acquired by First Quantum Minerals Ltd. (“First Quantum”) in March 2013.

Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price. The gold and silver delivered under the precious metals stream agreement is indexed to the copper in concentrate produced from the Cobre Panama project. The Company has not funded any amounts under the stream as at December 31, 2013.

(h)         Timmins West Royalty and Equity Investment

On February 29, 2012, the Company acquired a 2.25% net smelter return (“NSR”) royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

(i)            Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% working interest in the Weyburn Unit for C$55.5 million, increasing its total working interest in the Weyburn Unit to approximately 2.26%. The acquisition has an effective date of January 1, 2012.

(j)                Bronzewing NSR

On January 11, 2012, the Company and Navigator (Bronzewing) Pty Ltd amended the terms of the Company’s NSR on the Bronzewing project in Western Australia for a cash payment of Australian (“A$”) $4.5 million. Under the amended terms, the royalty rate of the NSR was increased from 1% to 2% and the royalty area was expanded to include all known mineral reserves and mineral resources.

All of the above acquisitions have been classified as asset acquisitions.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Note 5 — Cash and Cash Equivalents

As at December 31, 2013 and 2012, cash and cash equivalents were primarily held in interest-bearing deposits, Canadian and U.S. denominated treasury bills and highly-liquid government and corporate bonds.

	2013	2012
Cash deposits	$603.2	$95.7
Term deposits	7.0	331.5
Treasury bills	42.7	131.4
Canadian federal and provincial government bonds	25.8	25.1
Corporate bonds	91.3	48.0
	$770.0	$631.7

Note 6 — Investments

	2013	2012
Short-term investments:
Canadian dollar denominated treasury bills	$—	$29.8
Term deposits	7.7	99.7
Government bonds	10.3	6.0
Corporate bonds	—	12.7
Total short-term investments	$18.0	$148.2

Non-current investments
Equity investments	$32.7	$91.5
Convertible debentures	3.2	3.5
Warrants	2.3	13.4
Total Investments	$38.2	$108.4

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market, as part of its initial public offering or through transactions; (ii) warrants in various publicly-listed companies; and (iii) convertible debentures. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined as there is no publicly available information in which to estimate future cash flows, associated operating costs or capital expenditures.

As at December 31, 2013, the market value of certain of these equity investments and warrants decreased compared to their values at December 31, 2012 and the Company recorded a net unrealized loss of $19.5 million (2012 — gain of $16.1 million), net of an income tax recovery of $3.0 million, (2012 — income tax expense of $2.6 million) in the consolidated statement of other comprehensive income (loss).

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

During the year ended December 31, 2013, the fair value of certain of its equity investments experienced a decline in value which management assessed to be significant or prolonged and, as a result, an impairment charge of $30.7 million (2012 - $8.6 million) has been included in the consolidated statement of income and comprehensive income (loss). Included in the $30.7 million impairment charge was an amount of $24.2 million related to the impairment of the Company’s equity investment in a non-public entity. In the fourth quarter of 2013, it was announced that the non-public entity would cease mining activities citing the low nickel price environment which the Company determined was an indication of impairment. The Company estimated an in-situ dollar value per pound of reserve/resource using market information which resulted in a carrying value of $4.8 million following the recording of an impairment charge of $24.2 million as at December 31, 2013.

As at December 31, 2013, the market value of warrants decreased compared to their values at December 31, 2012 and the Company recorded a loss of $11.5 million (2012 — gain of $8.2 million) in other expenses in the consolidated statement of income and comprehensive income (loss).

The Company’s investments are classified as available-for-sale or fair value through profit or loss. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss)   for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
Mark-to-market gains (losses) on equity securities	$(22.5)	$18.7
Deferred tax recovery (expense) in other comprehensive income	3.0	(2.6)
Unrealized gains (losses) on available-for-sale securities, net of tax	(19.5)	16.1
Reclassification adjustment for realized gains (losses) recognized in net income due to impairments	(6.5)	(8.6)
	$(26.0)	$7.5

Note 7 — Royalty, Stream and Working Interests, Net

The following tables summarize the Company’s royalty, stream and working interests carrying values as at December 31, 2013 and 2012, respectively:

As at December 31, 2013	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$1,055.1	$(338.9)	$—	$716.2
Streams	975.0	(337.0)	(107.9)	$530.1
Oil and Gas	792.0	(214.5)	—	$577.5
Advanced	202.7	(14.8)	—	$187.9
Exploration	46.8	(3.3)	(5.0)	$38.5
	$3,071.6	$(908.5)	$(112.9)	$2,050.2

As at December 31, 2012	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$933.5	$(285.3)	$—	$648.2
Streams	974.4	(282.5)	—	691.9
Oil and Gas	846.4	(123.0)	(74.1)	649.3
Advanced	231.2	(30.3)	—	200.9
Exploration	36.2	(2.9)	—	33.3
	$3,021.7	$(724.0)	$(74.1)	$2,223.6

(1)   Accumulated depletion includes previously recognized impairment charges.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

	Mineral
Carrying value at:	Royalties	Streams	Oil & Gas	Advanced	Exploration	Total
January 1, 2012	$582.0	$747.8	$286.4	$211.2	$84.7	$1,912.1
Acquisitions	40.0	3.8	451.8	—	3.2	498.8
Transfers	61.2	—	—	(8.6)	(52.6)	—
Impairments	—	—	(74.1)	—	—	(74.1)
Depletion	(37.7)	(59.7)	(21.1)	(4.0)	(1.4)	(123.9)
Impact of foreign exchange	2.7	—	6.3	2.3	(0.6)	10.7
December 31, 2012	$648.2	$691.9	$649.3	$200.9	$33.3	$2,223.6
Acquisitions	59.4	0.8	0.8	59.5	11.1	131.6
Transfers	61.2	—	(0.5)	(56.7)	(4.0)	—
Impairments	—	(107.9)	—	—	(5.0)	(112.9)
Depletion	(40.7)	(54.5)	(30.2)	(0.8)	—	(126.2)
Impact of foreign exchange	(11.9)	(0.2)	(41.9)	(15.0)	3.1	(65.9)
December 31, 2013	$716.2	$530.1	$577.5	$187.9	$38.5	$2,050.2

a)             Mineral Streams and Royalties

Palmarejo Stream

The Company owns a 50% gold stream in the Palmarejo silver and gold project (the “Palmarejo Project”) located in Mexico operated by Coeur Mining, Inc. (“Coeur”). The stream covers 50% of the life-of-mine gold production from the Palmarejo Project and includes a monthly minimum of 4,167 ounces until an aggregate of 400,000 ounces has been delivered under the stream agreement.  The Company pays Coeur the lesser of $400 per ounce, subject to an annual 1% inflation adjustment commencing in January 2013, and the prevailing spot price, for each ounce of gold delivered under the stream agreement. As at December 31, 2013, the Company has received 266,685 ounces of gold from the Palmarejo Project.

Mine Waste Solutions

The Company acquired an agreement to purchase 25% of the life-of-mine gold production from the Mine Waste Solutions tailings recovery operation (“MWS”) in South Africa. The stream remains effective until the Company receives 312,500 ounces of gold in aggregate beginning January 1, 2012. The Company will pay an ongoing payment equal to the lesser of $400 per ounce price (subject to an annual inflation adjustment starting in 2012) and the prevailing spot price. MWS is operated by AngloGold Ashanti Limited. As at December 31, 2013, the Company has received 45,331 ounces of gold from MWS.

Sudbury Basin (comprised of three stream interests)

The Company acquired an agreement to purchase 50% of the gold equivalent ounces of the gold, platinum and palladium contained in ore mined and shipped from the KGHM International Ltd. operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to a 1% annual inflationary adjustment starting in July 2011) or the then prevailing market price per ounce of gold.

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike complex (the “Goldstrike Complex”) located in Nevada.  The Goldstrike Complex is comprised of: (i) the Betze-Post open-pit mine; and (ii) the Meikle and Rodeo underground mines.  Barrick Gold Corporation (“Barrick”) is the operator of each of these mines.  The royalties within the Goldstrike Complex are made up of NSR royalties ranging from 2.0% to 4.0% and net profits interest (“NPI”) royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation.  The NPI royalties are calculated as cumulative proceeds less cumulative costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick’s account at the refinery, and costs include operating and capital costs.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Gold Quarry

The Company owns a 7.29% NSR royalty interest on the Gold Quarry royalty property (the “Gold Quarry Royalty Property”). The royalty is payable on the greater of a 7.29% NSR based on production or a minimum annual royalty payment obligation tied to reserves and stockpiles.  The Gold Quarry Royalty Property covers a portion of the Gold Quarry operation which is an integrated part of Newmont Mining Corporation’s Carlin Trend Complex.

Stillwater Complex

The Company owns a 5% NSR royalty covering the majority of the Stillwater mine and the entire East Boulder mine (collectively known as the “Stillwater Complex”) in Montana.  The NSR is payable on all commercially recoverable metals produced from a substantial number of claims that cover the Stillwater Complex.  The amount of the NSR royalty is reduced by permissible deductions and is calculated and payable monthly.  The Stillwater Complex is operated by Stillwater Mining Company.

b)             Oil & Gas Royalties and Working Interests

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc.  The Company holds an 11.71% NRI, a 0.44% royalty interest and a 2.26% working interest in the Weyburn Unit.  The Company takes product-in-kind for the working interest and NRI portions of this production and markets it through a third-party.

Edson

The Edson Property is located in Alberta, Canada.  The Company has a 15% overriding royalty in this property. The wells are operated by Canadian Natural Resources Ltd.

Midale

The Company holds a 1.59% working interest and a 1.14% royalty interest in the Midale Unit.  The Company takes product-in-kind for the working interest portion of this production and markets it through a third party.

c)              Impairments of Royalties, Streams and Working Interests

In accordance with our accounting policy, non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each cash generating unit, assessed at the individual royalty, stream or working interest level, has been estimated based on its fair value less costs of disposal (“FVLCD”) which has been determined to be greater than its value in use (“VIU”) amount. FVLCD has been determined to be greater than VIU as additional value can be attributable to resource conversion, exploration potential and NAV multiples under the FVLCD method.

During the year ended December 31, 2013, the Company recorded impairment charges of $112.9 million (2012 - $74.1 million) as summarized in the following table:

	2013	2012
McCreedy platinum group metals stream	$107.9	$—
Kasese cobalt net smelter returns royalty	4.8	—
Exploration assets	0.2	—
Artic Gas exploration assets	—	74.1
Total impairment losses	$112.9	$74.1

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Indicators of Impairment

During the year ended December 31, 2013, there has been a significant decrease in the long-term gold price assumptions used by the industry which has resulted in numerous mining operators assessing indicators of impairment. Notwithstanding the decrease in long-term commodity prices, management does not necessarily consider decreases in long-term commodity prices, in itself, an indication of impairment of its royalty, stream and working interests as the majority of the portfolio was acquired when commodity prices were substantially lower than current and longer-term forecasted prices and that some of the risks associated with our royalty or stream interests are different to those of an operator.

(i)            McCreedy

The McCreedy stream comprises part of the Sudbury Basin interest as described above under Mineral Streams and Royalties. In the fourth quarter of 2013, KGHM International Ltd., the operator of the McCreedy mine, announced a significant reduction in mining activities at the project following the cancellation of a processing contract which was considered an indication of impairment and, accordingly, an impairment assessment was performed. Following the impairment charge, the McCreedy stream asset has a carrying value of $19.7 million (2012 - $129.4 million).

(ii)        Kasese

The Kasese royalty is a 10% free cash flow royalty capped at US$10 million. Kasese Cobalt Company Ltd. (“KCCL”) is the operator which is recovering cobalt metal from a stockpile of a cobalt-rich sulphide concentrate (pyrite). In the fourth quarter of 2013, KCCL informed the Company that it has ceased mining and is in the midst of dismantling the operation which was considered an indicator of impairment. Following the impairment charge, the Kasese royalty has a carrying value of nil (2012 - $5.2 million).

(iii)    Exploration assets

During 2013, the Company was notified, pursuant to various royalty agreements, that the explorer/operator had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. In these circumstances, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2013, the total amount written off was $0.2 million.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates. In addition, assumptions related to comparable entities, market values per ounce and the inclusion of reserves and resources in the calculations are used.

McCreedy

The FVLCD for McCreedy was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the mining of the McCreedy deposits. The estimates of future cash-flows were derived from a life-of-mine model developed by Franco-Nevada’s management using McCreedy’s historical performance to predict future performance.  Based on observable market or publicly available data, Franco-Nevada’s management made assumptions of future commodity prices, which included gold, platinum and palladium, to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using a discount rate which reflects specific market risk factors associated with McCreedy.

The key assumptions used in the impairment testing are summarized in the table below:

2013
Gold price per ounce	$1,300
Platinum price per ounce	$1,700
Palladium price per ounce	$884
Discount rate	5%

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

A sensitivity analysis was performed on the gold price and discount rate, which are the key assumptions that impact the impairment calculations. We assumed a negative 10% change for the commodity price assumptions, taking the gold price from $1,300 per ounce to $1,170 per ounce, platinum from $1,700 per ounce to $1,530 per ounce and palladium from $884 per ounce to $795 per ounce, while holding all other assumptions constant. In addition, we assumed a positive 5% change for the discount rate assumption, taking it from 5% to 10%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation, by 10% for commodity prices and 5% for the discount rate.

As at December 31, 2013	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$19.7	$107.9
Impairment recorded if, in isolation,:
10% decrease in long-term commodity prices	17.2	110.2
5% increase to the discount rate	16.0	111.5

Arctic Gas

During the year ended December 31, 2012, the Company recorded impairment charges of $74.1 million on its exploration assets comprising Arctic Gas. The Company’s Arctic Gas assets comprise natural gas contingent resources in the Drake Point, Hecla, King Christian and Roche Point gas fields located on and offshore of Melville Island. Contingent resources are those quantities of oil and gas estimated, as of a given date, to be potentially recoverable from accumulations using established technology, or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. The largest working interest holder in the Drake Point, Hecla, King Christian and Roche Point gas fields is Suncor Energy Inc. (“Suncor”). The Arctic Gas assets were acquired by the Company as part of its December 2007 initial public offering transaction and the value assigned to Arctic Gas was based on metrics from a comparable transaction completed in 2006.

In 2012, the Company engaged an independent oil & gas reserve evaluator to provide an evaluation of the Arctic Gas assets as at December 31, 2012. The impairment charge was a result of changes in production assumptions, natural gas prices and amount of contingent resources used in the evaluation of Arctic Gas and resulted in a reduction of $74.1 million in the carrying value as at December 31, 2012. Following the impairment charge, Artic Gas had a carrying value of $3.3 million.

The key assumptions used in determining the recoverable amount for the Arctic Gas assets are long-term natural gas prices and discount rates. The Company performed a sensitivity analysis on the key assumptions as disclosed below. No reasonable change in the other key assumptions would have a significant impact on the recoverable amount of the Arctic Gas assets. Management determined these estimates using the fair value less cost to sell approach which is deemed greater than the assets’ value in use.

The table below shows the impairment amounts when certain key assumptions are changed, in isolation, by 10% for long-term natural gas prices or 5% to the discount rate.

Key assumptions	Arctic Gas
Impairment recorded in statement of income (loss)	$74.1
Impairment recoded if, in isolation, a 10% change in long-term natural gas price or a 5% change to the discount rate:
Long-term natural gas prices(a) increase by 10%	66.5
Long-term natural gas prices(a) decrease by 10%	77.4
Discount rate(b) increased to 20%	77.4
Discount rate(b) decreased to 10%	42.6

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

(a)         Natural gas prices

Projected future revenue reflects the Company’s estimates of future natural gas prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices.

For 2012, the impairment analysis used a long-term natural gas price of C$3.60/Mcf.

(b)         Discount rates

For 2012, the impairment analysis used a 15% discount rate for Arctic Gas taking into account market view for evaluating oil & gas assets and the risk associated with the Arctic Gas assets.

Note 8 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following:

	2013	2012
Accounts payable	$5.6	$6.2
Accrued liabilities	40.5	37.8
Total	$46.1	$44.0

Note 9 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (ie an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at December 31, 2013	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$652.9	$117.1	$—	$770.0
Short-term investments	7.7	10.3	—	18.0
Receivables from provisional gold equivalent sales	—	16.3	—	16.3
Available-for-sale equity investments	27.9	—	—	27.9
Warrants	2.0	—	—	2.0
	690.5	143.7	—	834.2

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at December 31, 2012	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$558.6	$73.1	$—	$631.7
Short-term investments	129.5	18.7	—	148.2
Receivables from provisional gold equivalent sales	—	19.7	—	19.7
Available-for-sale securities	60.5	—	—	60.5
Warrants	13.4	—	—	13.4
	762.0	111.5	—	873.5

Fair Values of Financial Assets and Liabilities

The fair value of the Company’s remaining financial assets and liabilities which include receivables, accounts payable, convertible debentures and accrued liabilities approximate their carrying values due to their short-term nature and historically negligible credit losses. The fair values of these financial assets and liabilities would be classified as Level 2 within the fair value hierarchy.

We have not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

As at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests(1)	$—	$—	$19.7	$19.7

(1)       Certain royalties, stream and working interests were written down by $112.9 million which was included in earnings in this period, to their fair value of $19.7 million (See Note 7(c)).

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair value of cash and cash equivalents, including Canadian and U.S. denominated treasury bills and interest bearing cash deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents also include highly-liquid government and corporate bonds which are classified within Level 2 of the fair value hierarchy.

b)                 Short-term investments

The fair value of treasury bills is classified within Level 1 of the fair value hierarchy. The fair value of government and corporate bonds is classified within Level 2 of the fair value hierarchy.

c)             Receivables

The fair value of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

d)             Investments

The fair value of publicly-traded investments, including available-for-sale equity investments and warrants, is determined based on a market approach reflecting the closing price of each particular security at the statement of financial position date. The closing prices are a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

e)              Royalty, stream and working interests

The fair value of royalty, stream and working interests is determined primarily using a market approach using unobservable cash-flows, dollar value per ounce for comparable entities, where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to Note 7(c) for disclosures of inputs used to develop these measures.

Note 10 - Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. Our principal financial liabilities comprise accounts payable and accrued liabilities. Our principal financial assets are cash and cash equivalents, short-term investments, receivables and investments.  The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams.  Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any.  These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and  interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. Our executive management oversees the management of financial risks. Our executive management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

a)             Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company’s royalties/streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, platinum, palladium and oil are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of our future revenue is un-hedged in order to provide our shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars, Mexican pesos and Australian dollars.  The Company has exposure to the Canadian dollar through its equity offering proceeds, oil & gas activities and corporate administration costs.  Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

The Company invests its cash and cash equivalents and short-term investments in U.S. and Canadian dollar denominated treasury bills and corporate bonds on a ratio of 69% to 28%, respectively, and 3% in other currencies, as at December 31, 2013.  This serves to somewhat mitigate the economic exposure to currency fluctuations on a consolidated basis.

During the year ended December 31, 2013, the U.S. dollar strengthened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment loss of $88.8 million in other comprehensive income (loss) (2012 — gain of $23.1 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Currently, the Company’s interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments. Using the interest rates for the currently-owned portfolio of short-term investments, should the Company’s cash balances continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income after tax of approximately $2.9 million per year.  Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $2.0 million per year (assuming the Company’s cash balances continue to be invested in the same investments as currently exist).

As at December 31, 2013, the Company had no outstanding debt under its revolving credit facility. (See Note 11 — Revolving Term Credit Facility).

b)             Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  Credit risk arises from cash and cash equivalents, short-term investments and receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard & Poors.

As at December 31, 2013, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to undrawn credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2013, the Company held $788.0 million in either cash, cash equivalents and/or highly-liquid investments (December 31, 2012 - $779.9 million).  All of the Company’s financial liabilities are due within one year. The Company’s near-term cash requirements include corporate administration costs, certain costs of operations, including the ore purchase commitments described in Note 18(a), declared dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues.  In addition, the Company is committed to fund under its precious metals stream agreements as described in Note 18 (b), 18(c) and 18(d).

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

c)              Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection.  The Company’s asset portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by resource operators.  Maintaining and managing a diversified, high-margin asset portfolio with low overheads provides the free cash flow required to fuel organic growth.  The Company defines capital as its cash and cash equivalents and short-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2013 compared to the prior year.  The Company is not subject to material externally imposed capital requirements.

As at December 31, 2013, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $788.0 million (December 31, 2012 - $779.9 million), long-term investments totaling $38.2 million (December 31, 2012 - $108.4 million), of which $29.9 million (December 31, 2012 - $73.9 million) are held in liquid securities, together with an unused $500.0 million revolving term credit facility, all of which were available for growing the asset portfolio and paying dividends.

Note 11- Revolving Term Credit Facility

On January 23, 2013, the Company replaced its previous credit facility with a four year unsecured $500.0 million revolving term credit facility (“201 Credit Facility”). On March 19, 2014, the Company extended its 2013 Credit Facility for an additional two years (See Note 20(a) — Subsequent Events).

Advances under the 2013 Credit Facility can be drawn as follows:

U.S. dollars

•                 Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.25% and 1.75% per annum depending upon the Company’s leverage ratio; or

•                 LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.25% and 2.75% per annum, depending on the Company’s leverage ratio.

Canadian dollars

•                 Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.25% and 1.75% per annum, depending on the Company’s leverage ratio; or

•                 Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.25% and 2.75%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the 2013 Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.25% to 0.55% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the facility. Debt issue costs of $1.5 million were incurred and are amortised over the four year term of the 2013 Credit Facility. As at December 31, 2013, there were no amounts outstanding under the 2013 Credit Facility and the prime and base rates in effect were 3.25% and 4.00%, respectively.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

For the period ended December 31, 2013, the Company recognized debt issuance cost amortization expense of $0.4 million (2012 - $0.5 million) and $1.2 million (2012 - $0.6 million) of standby and administrative fees. In addition, $0.3 million of debt issuance costs was expensed which related to the Company’s previous credit facility.

Note 12 — Revenue

Revenue is comprised of the following:

	2013	2012
Mineral royalties	$166.5	$195.2
Mineral streams	167.3	190.8
Oil & gas interests	67.1	40.9
Dividends	—	0.1
Total	$400.9	$427.0

Note 13 — Costs of Sales

Costs of sales comprise:

	2013	2012
Cost of stream sales	$50.1	$45.8
Production taxes	2.8	5.9
Oil & gas operating costs	7.3	7.5
Total	$60.2	$59.2

Note 14 — Related Party Disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	2013	2012
Salaries and short-term benefits (1)	$3.3	$5.4
Share-based payments (2)	4.1	4.4
Total	$7.4	$9.8

(1)       Includes annual salary as at December 31, benefits and annual short-term incentives/other bonuses earned in the year.

(2)       Represents the vesting of stock options and RSUs earned during the year.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Note 15 - Income Taxes

Tax on profit	2013	2012
Current income tax expense (recovery)
Expense for the year	$36.5	$43.3
Adjustment in respect of prior years	(1.6)	(5.0)
Current tax	34.9	38.3
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	(16.3)	14.5
Impact of changes in tax rate	(0.4)	(1.6)
Change in (reversal of) unrecognized deductible temporary differences	5.6	(0.5)
Adjustments in respect of prior years	(0.4)	4.5
Unrealized foreign exchange on translation of mineral properties in foreign jurisdictions	0.3	(1.3)
Indexation of mineral properties in foreign jurisdictions	(1.3)	(1.4)
Other	(0.1)	(0.2)
Deferred tax	(12.6)	14.0
Total	$22.3	$52.3

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2013 and 2012, is as follows:

	2013	2012
Net income before income taxes	$34.0	$154.9
Statutory tax rate	24.38%	24.38%
Tax expense at statutory rate	8.3	37.8
Reconciling items:
Change in (reversal of) unrecognized deductible temporary differences	5.6	(0.6)
Income/expenses not (taxed) deductible	5.8	(3.4)
Differences in foreign statutory tax rates	3.9	10.2
Differences due to changing future tax rates	(0.4)	(2.1)
Foreign withholding tax	0.9	(3.0)
Temporary differences subject to initial recognition exemption	1.2	16.8
Unrealized foreign exchange on translation of mineral properties in foreign jurisdiction	0.3	(1.3)
Indexation of mineral properties in foreign jurisdiction	(1.3)	(1.4)
Other	(2.0)	(0.7)
Net income tax expense	$22.3	$52.3

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Income tax expense (recovery) recognized in other comprehensive income (loss) is as follows:

	2013			2012
	Before Tax Loss	Tax Recovery	After Tax Loss	Before Tax Gain	Tax Expense	After Tax Gain
Change in market value of available-for-sale investments	(22.5)	3.0	(19.5)	18.7	(2.6)	16.1
Cumulative translation adjustment	(88.8)	—	(88.8)	23.1	—	23.1
Other comprehensive income (loss)	(111.3)	3.0	(108.3)	41.8	(2.6)	39.2

Current tax	—	—		—	—	—
Deferred tax	—	3.0		—	(2.6)	—

The significant components of deferred income tax assets and liabilities as at December 31, 2013 and 2012, respectively, are as follows:

	2013	2012
Deferred income tax assets
Deductible temporary differences relating to:
Royalty, stream and working interests	$3.6	$9.0
Non-capital loss carry-forwards	11.7	—
Investments	0.2
Other	0.3	(0.3)
	$15.8	$8.7

Deferred income tax liabilities
Taxable temporary differences relating to:
Share issue and debt issue costs	$(1.6)	$(3.6)
Royalty, stream and working interests	40.6	58.8
Non-capital loss carry-forwards	(9.3)	(18.6)
Investments	(0.4)	0.9
Other	0.7	0.5
	30.0	38.0

Deferred income tax liabilities, net	$14.2	$29.3

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2013	2012
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	$0.2	$—
Deferred income tax asset to be recovered after more than 12 months	15.6	8.7
	$15.8	$8.7

Deferred income tax liabilities:
Deferred income tax liability to be settled within 12 months	(1.2)	(2.2)
Deferred income tax liability to be settled after more than 12 months	31.2	40.2
	$30.0	$38.0
Deferred income tax liabilities, net	$14.2	$29.3

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Movement in net deferred taxes:

	2013	2012
Balance, beginning of year	$(29.3)	$(12.9)
Recognized in profit/loss	12.6	(14.0)
Recognized in other comprehensive income (loss)	3.0	(2.6)
Recognized in equity	(1.3)	0.1
Other	0.8	0.1
	$(14.2)	$(29.3)

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Non-Capital Losses	$84.7	2026-2033
Barbados	Non-Capital Losses	6.5	2017-2022
United States	Non-Capital Losses	0.3	2033
Chile	Non-Capital Losses	0.1	None
		$91.6

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2013 is $231.1 million (2012 — $205.5 million).  No deferred tax liability is recognized on the temporary differences associated with investment in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2013 is $42.5 million (2012 - $2.2 million).  No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefit.

Note 16 - Shareholders’ Equity

a)             Common Shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 147,164,468 common shares) having no par value and preferred shares issuable in series (issued nil).

During the year ended December 31, 2013, the Company issued 371,087 common shares (2012 — 8,366,618) upon the exercise of warrants and stock options and the vesting of restricted share units for proceeds of $9.3 million (2012 - $257.9 million). During the year, the Company adopted a Dividend Reinvestment Plan (“DRIP”) which became effective with the October 2013 dividend payment and issued 63,071 common shares in aggregate pursuant to the DRIP for the year ended December 31, 2013 ( 2012 — Nil).

b)             Dividends

During the years ended December 31, 2013 and 2012, the Company declared dividends in the amount of $103.6 million, or $0.72 per share, and $87.7 million, or $0.60 per share, respectively. The Company paid dividends in the amount of $101.8 million, or $0.72 per share, and $77.9 million, or $0.54 per share, in the years ended December 31, 2013 and 2012, respectively.  At December 31, 2013, included in accounts payable is an amount of $26.1 million related to declared dividends (2012 - $26.4 million).

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

c)              Stock-based payments

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan, which was replaced by the Company’s share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors.  The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.  The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant.  Options expire on the earlier of the expiry date or the date of termination.  Options are non-transferable.  The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2013, the Company granted 275,262 stock options (2012 — 298,396) to directors and employees at exercise prices ranging between C$40.87 and C$46.17 (2012 — C$42.43 and C$57.57). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.  The fair value of stock options granted during 2013 has been determined to be $3.6 million (2012 - $4.1 million).  The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2013	2012
Risk-free interest rate	1.82%	1.21%
Expected dividend yield	1.73%	1.09%
Expected price volatility of the Company’s common shares	34.8%	33.36%
Expected life of the option	4.64 years	3.83 years
Forfeiture rate	0%	0%

and resulted in a weighted average fair value of C$11.83 per stock option (2012 — C$13.76 per stock option).

During the year ended December 31, 2013, an expense of $3.0 million (2012 - $1.3 million) related to stock options has been included in the consolidated statement of income and other comprehensive income (loss).  As at December 31, 2013, there is $4.5 million (2012 - $4.2 million) of total unrecognized non-cash stock-based compensation expense relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.4 years (2012 — 1.5 years).

Options to purchase common shares of the Company that have been granted in accordance with the Plan and pursuant to other agreements are as follows:

	2013			2012
	Number	Weighted average exercise price		Number	Weighted average exercise price
Stock options outstanding, beginning of year	2,234,812	C$	25.36	2,802,400	C$	20.75
Expired	(28,320)	C$	37.92	—	—
Forfeited	—	—		(50,000)	C$	31.39
Granted	275,262	C$	43.79	298,396	C$	55.04
Exercised	(253,647)	C$	28.41	(815,984)	C$	19.96
Stock options outstanding, end of the year	2,228,107	C$	27.13	2,234,812	C$	25.36

Exercisable stock options, end of the year	1,740,581	C$	21.18	1,791,414	C$	19.78

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Options to purchase common shares outstanding at December 31, 2013, carry exercise prices and weighted average lives to maturity as follows:

Exercise price		Options outstanding	Options exercisable	Weighted average life (years)
C$	15.20	1,057,200	1,057,200	3.97
C$	15.41	30,000	30,000	4.89
C$	16.07	59,517	59,517	0.36
C$	17.48	34,232	34,232	1.12
C$	18.91	75,000	75,000	4.64
C$	20.55	25,000	25,000	4.40
C$	27.62	50,000	50,000	6.01
C$	29.11	35,000	35,000	6.39
C$	31.39	150,000	150,000	6.39
C$	31.45	78,500	78,500	6.71
C$	33.12	5,000	5,000	6.90
C$	33.20	15,000	15,000	6.98
C$	40.87	120,262	—	9.95
C$	42.43	25,000	8,333	8.25
C$	42.48	15,000	10,000	7.94
C$	42.67	25,000	16,667	7.93
C$	45.85	55,000	—	9.88
C$	46.17	100,000	—	9.64
C$	55.38	100,000	33,333	8.95
C$	55.58	78,396	26,132	8.95
C$	57.57	95,000	31,667	8.91
		2,228,107	1,740,581	5.68

d)                  Share Purchase Warrants

Outstanding share purchase warrants as at December 31, 2013 and 2012 are as follows:

	2013	2012
Warrants outstanding, beginning of the year	6,510,769	12,227,518
Issued	—	—
Exercised	—	(5,547,412)
Expired	—	(169,337)
Warrants outstanding, end of the year	6,510,769	6,510,769

The warrants have a C$75.00 per warrant exercise price and expire on June 16, 2017 (“2017 Warrants”).

Gold Wheaton Stock Options and Warrants

In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 to C$6.00 for 0.1556 of a Franco-Nevada common share. As at December 31, 2013, 93,749 common shares remain reserved for issuance. In addition, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon closing. 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) had an expiry date of July 8, 2013 and an exercise price of C$10.00 and 875,000 warrants (136,150 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00. Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash. As at December 31, 2013, approximately 2,019,000 common shares have been issued pursuant to the exercise of Gold Wheaton warrants.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Expiry Dates	Exercise Price		Number of Gold Wheaton Warrants	Equivalent Franco-Nevada Exercise Price		Equivalent Franco- Nevada Common Shares
May 25, 2014	C$	5.00	400,000	C$	32.13	62,240

e)                                      Deferred Share Unit Plan

Under the DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to January 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2013, 4,845 DSUs were credited to directors under the DSU Plan (2012 — 4,316 DSUs) in connection with the conversion of directors’ fees. The value of the DSU liability as at December 31, 2013, was $1.2 million (2012 - $1.4 million). The mark-to-market adjustment recorded for the year ended December 31, 2013, in respect of the DSU Plan, was $0.3 million (2012 - $0.4 million).

f)                                        Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value.  Time-based RSUs vest over a three year period on the anniversary of the date of grant.

During the year ended December 31, 2013, 36,695 performance-based RSUs (2012 — 20,262) and 35,899 time-based RSUs (2012 -15,448) were awarded to management of the Company. The fair value of the RSUs granted during 2013 has been determined to be $2.9 million (2012 - $2.0 million).  The fair value of the RSUs was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions; risk-free rate of 1.47% (2012 — 1.22%), volatility of 33.95% (2012 — 29.05%), dividend yield of 0.0% (2012 — 0.0%) and 3 year expected life (2012 — 3.0 years). Included in the Company’s stock-based compensation expense is an amount of $1.6 million (2012 - $1.6 million) relating to these RSUs. As at December 31, 2013, there is $4.0 million (2012 - $3.0 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested restricted share units granted under the Plan, which is expected to be recognized over a weighted average period of 1.6 years (2012 — 1.6 years).

g)             Outstanding Share Purchase Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2013 and 2012, respectively, were exercised:

	2013	2012
Common shares outstanding	147,164,468	146,730,310
Stock options	2,228,107	2,234,812
Warrants	6,510,769	6,510,769
Gold Wheaton Warrants	62,240	4,181,750
Special Warrant (See Note 18(c))	2,000,000	2,000,000
Restricted Share Units	132,131	103,071
	158,097,715	161,760,712

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Note 17 — Earnings per Share (“EPS”)

As at December 31, 2013	Earnings (Numerator)	Shares (Denominator) (in millions)	Per Share Amount
Basic EPS	$11.7	146.8	$0.08
Effect of dilutive securities	—	1.0	—
Diluted EPS	$11.7	147.8	$0.08

Excluded from the computation of 2013 diluted EPS were 428,396 stock options (2012 — nil), 79,922 RSUs (2012 — 65,351) and 6,510,769 warrants (2012 — 10,556,369) due to the performance criteria for the vesting of the RSUs having not been measurable prior to December 31, 2013 and the exercise prices for the stock options and warrants being greater than the weighted average price of common shares for the year ended December 31, 2013.

As at December 31, 2012	Earnings (Numerator)	Shares (Denominator) (in millions)	Per Share Amount
Basic EPS	$102.6	143.1	$0.72
Effect of dilutive securities	—	1.2	(0.01)
Diluted EPS	$102.6	144.3	$0.71

Note 18 - Commitments

(a)         Ore purchase commitments

The Company has certain ore purchase commitments some of which are described in Note 7(a).

(b)         Sabodala Gold Stream

The Company has committed to acquire a 6% gold stream on the Sabodala gold project. See Note 20(c) for details.

(c)          Cobre Panama Precious Metal Stream

See Note 4(g) for description of commitment. Since its acquisition of Inmet in March 2013, First Quantum has undertaken a complete review of the Cobre Panama project and released the results in January 2014 which includes a larger project with installed capacity approximately 17% higher than the Inmet plan and a revised development timeframe with first concentrate production expected in the fourth quarter of 2017.  The Company has not funded any amounts under the stream agreement as at December 31, 2013.

(d)         New Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, the Company committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s New Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of New Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remained available to Taseko provided the project was fully permitted and financed by May 2012 at which point Franco-Nevada was entitled to terminate such commitment. Franco-Nevada has not terminated this option. Once New Prosperity is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017.  In addition, Franco-Nevada will pay Taseko the lower of $400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

In February 2014, the Government of Canada announced it would not issue the federal authorizations necessary for the New Prosperity project to proceed.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

Note 19 — Segment Reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty and stream acquisitions and management activities directly relating to royalty and stream interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2013, two interests totaling $83.5 million and $50.7 million, respectively, (2012 — one mineral interest totaling $96.0 million), comprised 20.8% and 12.7%, respectively, (2012 — 22.5%) of revenue. Geographic revenues are separated by the jurisdiction of the entity making the payment.

Revenue is earned from the following jurisdictions:

	2013	2012
Canada	$143.9	$130.2
Mexico	86.9	101.6
United States	77.9	120.0
Africa	65.9	52.3
Australia	21.1	15.1
Other	5.2	7.8
Revenue	$400.9	$427.0

Geographic revenue is presented by the location of the mining operations giving rise to the royalty, stream or working interest.

Royalty, stream and working interests, net:

	2013	2012

Canada	$964.1	$1,075.8
United States	496.0	511.2
Africa	396.1	433.7
Other	93.1	89.9
Mexico	52.0	64.7
Australia	48.9	48.3
Royalty, stream and working interests, net	$2,050.2	$2,223.6

Investments of $38.2 million (2012 - $108.4 million) are held in Canada.

Note 20 — Subsequent Events

(a)         Credit Facility

On March 19, 2014, the Company extended its 2013 Credit Facility for an additional two years with the amended expiry being March 19, 2019.

(b)         Cerro Moro

In January 2014, Franco-Nevada entered into an agreement to acquire an existing 2.0% NSR on Yamana Gold Inc.’s Cerro Moro project located in Argentina for the Argentine peso equivalent of $23.5 million (at the official Argentine peso exchange rate) in cash.  The transaction is expected to close during the first half of 2014.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in millions of U.S. dollars, except share and per share amounts)

(c)          Fire Creek/Midas

On February 11, 2014, the Company signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% net smelter return royalty (“NSR”) on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for a total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, by December 31, 2018, to the Company following which the NSR will become payable on gold produced from the Fire Creek and Midas properties.

(d)         Sabodala Gold Stream

On January 15, 2014, the Company acquired a 6% gold stream on Teranga Gold Corporation’s Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, the Company funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which the Company will purchase 6% of the gold produced from Sabodala. The Company will pay 20% of the market price of gold for each ounce delivered under the agreement.